CONSENT OF DONALD GRAY

To: United States Securities and Exchange Commission

Re:  Endeavour Silver Corp. (the "Company")
Form F-10
Consent of Expert

This consent is provided in connection with the Company's preliminary prospectus supplement (the "Supplement") to the base shelf prospectus ("Base Prospectus") contained in its registration statement on Form F-10 (the "Registration Statement") filed by the Company with the United States Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Act of 1933.

I hereby consent to the use of my name and the quotation, summary or incorporation by reference in the Supplement to the Base Prospectus in the Registration Statement of the portions prepared by me of the following technical reports:

  "Technical Report on The Huachocolpa Uno Mine Property, Huancavelica Province, Peru" dated March 27, 2025, with an effective date of December 31, 2024.

I also consent to any extracts from, or a summary of, the Technical Report in the Company's news release titled "Endeavour Silver Announces Expansion into Peru with Acquisition of Minera Kolpa, Copper Stream and Bought Deal Financing", dated April 1, 2025 (the "News Release").

Dated the 1st day of April, 2025

/s/ Donald Gray

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Donald Gray, SME-RM